Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) and Hong Kong Securities Clearing Company Limited (“HKSCC”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Unless otherwise defined herein, capitalized terms used in this announcement shall have the same meanings as those defined in the prospectus dated Friday, June 18, 2021 (the “Prospectus”) of HUTCHMED (China) Limited (the “Company”).

This announcement is for information purposes only and does not constitute an offer or an invitation to induce an offer by any person to acquire, purchase or subscribe for any securities. Potential investors should read the Prospectus for detailed information about the Company and the Global Offering before deciding whether or not to invest in the Offer Shares.

This announcement is not for release, publication, distribution, directly or indirectly, in or into the United States (including its territories and possessions, any state of the United States and the District of Columbia) or to any U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended from time to time, (the “U.S. Securities Act”)) or any other jurisdiction where such distribution is prohibited by law. This announcement does not constitute or form a part of any offer to sell or solicitation to purchase or subscribe for securities in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act. Any public offering of the Company’s securities outside of the public offering in Hong Kong will be made (i) pursuant to the shelf registration statement on Form F-3ASR that was filed with the U.S. Securities and Commission and became effective on April 6, 2020 and (ii) in respect of securities to be sold to certain cornerstone investors, in reliance on Rule 901 of Regulation S under the U.S. Securities Act or pursuant to another exemption from the registration requirements of the U.S. Securities Act, as described in the section headed “Structure of the Global Offering – The International Offering” in the Prospectus.

No prospectus required for the purposes of Regulation (EU) 2017/1129 (“EU Prospectus Regulation”) or Regulation (EU) 2017/1129 (as it forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018) (“UK Prospectus Regulation”) or admission document (as defined in the AIM Rules for Companies published by the London Stock Exchange plc) will be made available in connection with the matters contained in this announcement. In any member state of the European Economic Area, this announcement is only addressed to and directed at qualified investors in that member state as defined in article 2(e) of the EU Prospectus Regulation.

This announcement, insofar as it constitutes an invitation or inducement to enter into investment activity (within the meaning of section 21 of the U.K. Financial Services and Markets Act 2000, as amended) in connection with the securities which are the subject of the Global Offering, is being directed only at (i) persons who are outside the United Kingdom or (ii) if in the United Kingdom, persons who are qualified investors as defined in article 2(e) of the UK Prospectus Regulation who also (a) have professional experience in matters relating to investments who fall within Article 19(5) (investment professionals) of the U.K. Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (b) fall within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations etc.) of the Order; or (iii) any other person to whom it may lawfully be communicated (all such persons in (i) to (iii) together being referred to as “specified persons”). This announcement is directed only at specified persons and must not be acted on or relied on in the United Kingdom by persons who are not specified persons. Any investment or investment activity to which this announcement relates is available only to specified persons and will be engaged in only with specified persons.

HUTCHMED (China) Limited

和黃醫藥（中國）有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 13)

STABILIZING ACTIONS

AND

END OF STABILIZATION PERIOD

STABILIZING ACTIONS AND END OF STABILIZATION PERIOD

The Company announces that the stabilization period in connection with the Global Offering ended on July 23, 2021, being the 30th day after the last day for the lodging of applications under the Hong Kong Public Offering on June 23, 2021. The stabilizing actions undertaken by Morgan Stanley Asia Limited, as the Stabilizing Manager (or any person acting for it) during the stabilization period were:

(1)	over-allocations of an aggregate of 15,600,000 Offer Shares in the International Offering, representing approximately 15% of the total number of the Offer Shares initially available under the Global Offering before any exercise of the Over-allotment Option;

(2)	borrowing of an aggregate of 15,600,000 Shares by Morgan Stanley & Co. International plc (an affiliate of Morgan Stanley Asia Limited) from Hutchison Healthcare Holdings Limited (an indirect wholly-owned subsidiary of CK Hutchison Holdings Limited) pursuant to the Stock Borrowing Agreement dated June 23, 2021 to cover over-allocations in the International Offering; and

(3)	the full exercise of the Over-allotment Option by the Joint Global Coordinators, on behalf of the International Underwriters, on July 12, 2021, in respect of an aggregate of 15,600,000 Offer Shares, representing approximately 15% of the total number of the Offer Shares initially available under the Global Offering before any exercise of the Over-allotment Option, at the Offer Price, to facilitate the return to Hutchison Healthcare Holdings Limited of all the borrowed Shares under the Stock Borrowing Agreement which were used to cover over-allocations in the International Offering.

There has been no purchase or sale of any Shares on the market for the purpose of price stabilization by the Stabilizing Manager during the stabilization period.

For further details of the full exercise of the Over-allotment Option, please refer to the announcement of the Company dated July 12, 2021.

PUBLIC FLOAT

Immediately after the end of the stabilization period, the Company will continue to comply with the public float requirements under Rule 8.08(1)(a) of the Listing Rules.

By order of the Board
HUTCHMED (China) Limited
和黃醫藥（中國）有限公司
Edith Shih
Non-executive Director and Company Secretary

Hong Kong, July 23, 2021

As at the date of this announcement, the Board of Directors of the Company comprises Mr. To Chi Keung, Simon as Chairman and Executive Director, Mr. Christian Lawrence Hogg, Mr. Cheng Chig Fung, Johnny and Dr. Wei-guo Su as Executive Directors, Dr. Dan Eldar and Ms. Edith Shih as Non-executive Directors, Mr. Paul Rutherford Carter, Dr. Karen Jean Ferrante, Mr. Graeme Allan Jack and Professor Mok Shu Kam Tony as Independent Non-executive Directors.

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